UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. __)*

Under the Securities Exchange Act of 1934

BENEFITFOCUS, INC.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

08180D106

(CUSIP Number)

Kenneth Herz	with a copy to:
c/o BuildGroup LLC	Christopher Forrester, Esq.
3500 Jefferson Street, Suite 303	Shearman & Sterling LLP
Austin, Texas 78731	1460 El Camino Real, 2nd Floor
Menlo Park, California 94025
Telephone: (650) 838-3772

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 4, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 08180D106

1		Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) BuildGroup Management, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3		SEC Use Only
4		Source of Funds (See Instructions) AF, BK
5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person wth	7	Sole Voting Power 5,333,334(1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 5,333,334(1)
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 5,333,334(2)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13		Percent of Class Represented by Amount in Row (11) 14.3%(3)
14		TYPE OF REPORTING PERSON (See Instructions) OO

1  Represents 1,777,778 shares of Series A Convertible Preferred Stock (“Series A Preferred Stock”) of Benefitfocus, Inc. (the “Issuer”) on an as converted basis into shares of common stock, par value $0.001 per share (“Common Stock”), of the Issuer.

2 Represents 1,777,778 shares of Series A Preferred Stock on an as converted basis into shares of Common Stock.

3 Based on 32,063,446 shares of the Issuer’s Common Stock outstanding as of May 1, 2020, as set forth in the Issuer’s Form 10-Q for the quarterly period ended March 31, 2020, as filed with the Securities and Exchange Commission (the “SEC”) on May 8, 2020 (the “Form 10-Q”) and the Issuer’s Current Report on Form 8-K regarding the issuance of additional shares of Common Stock pursuant to the Preferred Stock Purchase Agreement, as filed with the SEC on May 26, 2020 (the “Form 8-K”).

CUSIP No. 08180D106

Explanatory Note

The Shares (as defined below) reported pursuant to this statement on Schedule 13D (“Schedule 13D”) as being beneficially owned by BuildGroup Management, LLC (the “Reporting Person”) are held of record by BuildGroup LLC (the “Record Holder”). The Reporting Person holds voting and dispositive power over the Shares subject to the terms of an Investment Management Agreement entered into by and between the Reporting Person and the Record Holder. The voting and dispositive powers over the Shares held by the Reporting Person is exercisable by the investment committee thereof, of which A. Lanham Napier, Chief Executive Officer of the Reporting Person and the Record Holder and a current director of the Issuer, is one member.

Item 1.	Security and Issuer.

This Schedule 13D relates to Common Stock (each a “Share,” and collectively, the “Shares”) of the Issuer. The Issuer’s principal executive office is located at 100 Benefitfocus Way, Charleston, South Carolina 29492.

Item 2.	Identity and Background

(a)                     This Schedule 13D is being filed pursuant to Rule 13d-1 of Regulations 13D-G under the Securities Exchange Act of 1934 (the “Act”) on behalf of the Reporting Person.

(b)                     The business address of the Reporting Person is 3500 Jefferson Street, Suite 303, Austin, Texas 78731.

(c)                     The principal business of the Reporting Person is to provide a range of investment management, advisory and sub-advisory services to advisory clients.

(d) – (e)             During the last five years, the Reporting Person has not been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                      The Reporting Person is a Delaware limited liability company.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Person is filing this Schedule 13D as a result of the Record Holder entering into a Preferred Stock Purchase Agreement (the “Agreement”) with the Issuer. Pursuant to the Agreement, the Reporting Person obtained beneficial ownership over 1,777,778 shares of Series A Preferred Stock held of record by the Record Holder, which are convertible into 5,333,334 Shares of the Issuer (the “Purchase Shares”). The offering under the Agreement closed on June 4, 2020.

The Record Holder purchased Shares of the Issuer through a combination of investment capital and debt incurred through short term borrowings on an existing subscription line of credit entered into in the ordinary course of business. The aggregate purchase price of the Purchase Shares was $80,000,010.

CUSIP No. 08180D106

For more information on the Agreement, see the Form 8-K filed by the Issuer with the SEC on May 26, 2020 and the Agreement filed as Exhibit 10.1 thereto, both of which are incorporated herein by reference.

Item 4.	Purpose of Transaction.

The Reporting Person obtained beneficial ownership of the Purchase Shares on June 4, 2020 pursuant to the closing of the offering under the Agreement, as described in Item 3. The Reporting Person does not have any present definitive plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of the Issuer’s subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of the Issuer’s subsidiaries; (iv) any change to the present (A) Board (as defined below), other than pursuant to any rights to elect the Preferred Stock Directors (as defined below) by virtue of the terms of the Series A Preferred Stock set forth in the Certificate of Designations (as defined below), the Agreement, or the transactions contemplated thereby, or (B) management of the Issuer; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure, other than as discussed by and between the Reporting Person and the Issuer; (vii) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (x) any action similar to any of those enumerated above.

Notwithstanding the foregoing, the Reporting Person reserves the right to discuss various views and opinions with respect to the Issuer and its business plans with the Issuer, the members of its management, and the members of the Board. The discussion of such views and opinions may extend from ordinary day-to-day business operations to matters such as personnel decisions with respect to management and extraordinary business transactions. The Reporting Person reserves the right to take such action as it may deem necessary from time to time to maximize the value of the Shares, including engaging in any of the actions specified in subclauses (i) to (x) above.

Item 5.	Interest in Securities of the Issuer.

(a)                     See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Shares and percentage of the Shares beneficially owned by the Reporting Person. The percentage used in this Schedule 13D are calculated based upon 32,063,446 Shares outstanding as of May 1, 2020, as reported in the Issuer’s Form 10-Q and Form 8-K filings, and assuming the conversion of the Series A Preferred Stock into 5,333,334 Shares.

(b)                     See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Shares as to which the Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

CUSIP No. 08180D106

The ownership of Shares reported herein for the Reporting Person does not include any of the Shares beneficially owned by the other party to the Voting Agreement (which is defined and described in Item 6 below). As a result of the Voting Agreement, the Reporting Person may be deemed to be a member of a “group” with Mason R. Holland, Jr. for purposes of Section 13(d) under the Act. The Reporting Person disclaims the existence of a “group” with Mr. Holland and disclaims beneficial ownership of any of the Shares beneficially owned by him.

(c)                     Reference is made to the discussion in Item 3. Each of the required transactions described in this Item 5(c) was reported on a Form 3 filed with the SEC pursuant to Section 16 of the Act and is available on the SEC’s website at www.sec.gov. The information reported in the filing is expressly incorporated herein.

(d)                     No other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares beneficially owned by the Reporting Person.

(e)                     Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Agreement

The Agreement, among other things, includes certain standstill provisions, which generally prohibit the Record Holder from owning more than 19.9% of the then-outstanding Shares, subject to certain specified exceptions.

Lock-Up Provision

In addition, the Agreement includes a lock-up provision pursuant to which the Record Holder agreed, subject to specified exceptions (including permitted transfers to certain affiliates of the Record Holder managed by the Reporting Person), not to sell, transfer or otherwise dispose of, directly or indirectly, any Purchase Shares or underlying shares of Common Stock or enter into any swap or other arrangement that transfers to another Person (as defined therein) any of the economic consequences of ownership thereof from June 4, 2020 until the earlier of (i) May 30, 2024 and (ii) receipt of a notice of the Issuer’s redemption of the Purchase Shares pursuant to Section 6 of the Certificate of Designations of the Series A Preferred Stock filed by the Issuer with the Secretary of State of the State of Delaware on June 4, 2020 (the “Certificate of Designations”).

Co-Sale and Voting Agreement

On June 4, 2020, concurrent with the Issuer closing the transactions contemplated by the Agreement, the Issuer entered into a Co-Sale and Voting Agreement (the “Voting Agreement”) with the Record Holder and Mason R. Holland, Jr., the Executive Chairman of the Issuer’s Board of Directors (the Record Holder and Mr. Holland, collectively, the “Stockholders”). Pursuant to the Certificate of Designations, as long as not less than 60% of the shares of Series A Preferred Stock originally issued remain outstanding, the holders of a majority of the then outstanding shares of Series A Preferred Stock, voting together as a single class, will have the right at any election of directors to elect (A) two directors if the Issuer’s Board of Directors (the “Board”) consists of nine or fewer directors; or (B) three directors if the Issuer’s Board consists of 10 directors (the “Preferred Stock Directors”). Pursuant to the Voting Agreement, the Stockholders agreed, among other things, to:

CUSIP No. 08180D106

1.	vote their shares in favor of certain designees as the Preferred Stock Directors (the “Preferred Stock Directors Vote”);
2.	not to vote in favor of the removal of the foregoing Preferred Stock Directors, unless such removal is directed or approved by the party that nominated such director (the “Removal Vote”);
3.	ensure that the size of the Issuer’s Board shall be no more than ten (10) directors; provided, however, that such Board size may be subsequently increased or decreased pursuant to an amendment of the Voting Agreement (the “Board Size Vote”);
4.	increase the number of authorized Shares to ensure that there will be sufficient Shares available for conversion of all of the shares of Series A Preferred Stock outstanding at any given time (the “Authorized Shares Vote”); and
5.	approve the issuance of Shares (the “Issuance”) upon conversion of Series A Preferred Stock in excess of the limitations imposed by NASDAQ Listing Standard Rule 5635 (or any successor rule thereto) (the “Issuance Vote”; the Issuance Vote, collectively with the Preferred Stock Directors Vote, Removal Vote, Board Size Vote, and Authorized Shares Vote, the “Voting Provisions”).

Mr. Holland and his affiliates are bound by the Voting Provisions as long as they continue to beneficially own a majority of the Shares beneficially owned by them on the date of the Voting Agreement.

Pursuant to the Voting Agreement, to the extent permitted by the rules of the NASDAQ Stock Market (or other stock exchange on which the Issuer’s Shares is then listed), the Issuer will appoint A. Lanham Napier, Chief Executive Officer of the Reporting Person and the Record Holder and a current director of the Issuer, as Lead Independent Director of the Board.

Pursuant to the Voting Agreement, the Stockholders also agreed that except in the case of Exempted Transfers (as defined therein), which include, among others transfers, market transaction in compliance with Rule 144 under the Securities Act of 1933, as amended, pledges or gifts, a Stockholder who proposes to transfer any of its shares shall give the other Stockholder fourteen (14) days advance written notice of such transfer, and that the other Stockholder, within seven (7) days of receipt of such notice, may elect to participate in such transfer on a pro rata basis based on the number of Shares then beneficially owned by each, on an as-converted basis. The other Stockholder shall deliver a counterpart signature page to the Voting Agreement to confirm such transferee is bound by its terms and conditions.

Registration Rights Agreement

The Record Holder entered into a Registration Rights Agreement with the Issuer dated as of June 4, 2020 (“Registration Rights Agreement”). Capitalized terms used herein and not defined have the meanings as defined in the Registration Rights Agreement. Pursuant to the Registration Rights Agreement and subject to the terms and conditions therein, the parties agreed that the Registrable Securities held by the Record Holder shall be registered pursuant to a Registration Statement filed with the SEC within thirty (30) calendar days from the date of the Agreement, or June 21, 2020. All expenses related to the filing of the Registration Statement shall be borne and paid by the Issuer.

The Registration Rights Agreement contains customary cross-indemnification provisions, pursuant to which the Issuer is obligated to indemnify the Buyer against any legal fees or other reasonable expenses incurred in connection with investigating or defending any such Claim, and the Buyer is obligated to indemnify the Issuer against any legal or other expenses reasonably incurred in connection with investigating or defending any such Claim.

CUSIP No. 08180D106

The foregoing descriptions of the Agreement, Voting Agreement and Registration Rights Agreement do not purport to be complete and are subject to, and qualified in their entirety by reference to the full text of the Agreement, Voting Agreement and Registration Rights Agreement, which are attached hereto as Exhibit 7.1, 7.3 and 7.4, respectively, and are incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits.

Exhibit 7.1 – Preferred Stock Purchase Agreement, dated May 22, 2020, by and between Benefitfocus, Inc. and BuildGroup LLC (incorporated by reference to Exhibit 10.1 of the Issuer’s Form 8-K filed with the SEC on May 26, 2020).

Exhibit 7.2 – Certificate of Designations for the Series A Convertible Preferred Stock of Benefitfocus, Inc., dated June 4, 2020 (incorporated by reference to Exhibit 3.1 of the Issuer’s Form 8-K filed with the SEC on June 8, 2020).

Exhibit 7.3 – Co-Sale and Voting Agreement, dated June 4, 2020, by and among Benefitfocus, Inc., BuildGroup LLC, and Mason R. Holland, Jr. (incorporated by reference to Exhibit 10.2 of the Issuer’s Form 8-K filed with the SEC on June 8, 2020).

Exhibit 7.4 – Registration Rights Agreement, dated June 4, 2020, by and between Benefitfocus, Inc. and BuildGroup LLC incorporated by reference to Exhibit 10.1 of the Issuer’s Form 8-K filed with the SEC on June 8, 2020).

CUSIP No. 08180D106

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 10, 2020

BUILDGROUP MANAGEMENT, LLC

By:	/s/ Kenneth Herz
Name:	Kenneth Herz
Title:	General Counsel